Mail Stop 6010

July 25, 2008

William A. Carter, M.D.
Chief Executive Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, Pennsylvania 19103

>   **Re: Hemispherx Biopharma, Inc.**
>   **Schedule 14A**
>   **Filed July 16, 2008**
>   **File No. 1-13441**

Dear Dr. Carter:

    We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director